UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Quince Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

22053A107
(CUSIP Number)

October 20, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
✓	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22053A107

1	NAMES OF REPORTING PERSONS
Genextra S.p.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,525,950[1]

	7	SOLE DISPOSITIVE POWER
2,525,950[2]

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,525,950

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.89%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 Voting decisions on behalf of Genextra S.p.A. may be made by its Chief Executive Officer, Mr. Francesco Micheli, or by its attorney in fact (procuratore speciale), Mr. Matteo Bruno Renzulli, on an individual basis.
2 Decisions related to any dispositions on behalf of Genextra S.p.A. would be approved by its board of directors.
3 For purposes of determining the percentage of shares beneficially owned by the Reporting Person, the numerator is comprised of all of the Reporting Person's beneficially owned shares, and the denominator is comprised of all of the Company's 42,868,947 shares of common stock outstanding as of November 6, 2023.

CUSIP No. 22053A107

1	NAMES OF REPORTING PERSONS
Francesco Micheli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,525,950[4]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,525,950

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.89%[5]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

4 Voting decisions on behalf of Genextra S.p.A. may be made by its Chief Executive Officer, Mr. Francesco Micheli, or by its attorney in fact (procuratore speciale), Mr. Matteo Bruno Renzulli, on an individual basis.
5 For purposes of determining the percentage of shares beneficially owned by the Reporting Person, the numerator is comprised of all of the Reporting Person's beneficially owned shares, and the denominator is comprised of all of the Company's 42,868,947 shares of common stock outstanding as of November 6, 2023.

CUSIP No. 22053A107

1	NAMES OF REPORTING PERSONS
Matteo Bruno Renzulli

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,525,950[6]

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,525,950

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.89%[7]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

6 Voting decisions on behalf of Genextra S.p.A. may be made by its Chief Executive Officer, Mr. Francesco Micheli, or by its attorney in fact (procuratore speciale), Mr. Matteo Bruno Renzulli, on an individual basis.
7 For purposes of determining the percentage of shares beneficially owned by the Reporting Person, the numerator is comprised of all of the Reporting Person's beneficially owned shares, and the denominator is comprised of all of the Company's 42,868,947 shares of common stock outstanding as of November 6, 2023.

Item 1.

(a)	Name of Issuer Quince Therapeutics, Inc.
(b)	Address of Issuer's Principal Executive Offices 601 Gateway Boulevard, Suite 1250, South San Francisco, CA 94080

Item 2.

(a)
Name of Person Filing

This Schedule 13G is filed jointly by each of the following persons (collectively, the "Reporting Persons") pursuant to a joint filing agreement attached hereto as Exhibit 1:

Genextra S.p.A.
Francesco Micheli
Matteo Bruno Renzulli

(b)	Address of Principal Business Office or, if none, Residence Via G. De Grassi, 11 20123 Milano Italy
(c)	Citizenship Genextra S.p.A. is formed under Italian law Francesco Micheli is an Italian citizen Matteo Bruno Renzulli is an Italian citizen
(d)	Title of Class of Securities Common Stock, par value $0.001 per share
(e)	CUSIP Number 22053A107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:

Genextra beneficially owns 2,525,950 Shares.

Mr. Micheli beneficially owns the 2,525,950 shares of Common Stock owned by Genextra.  Mr. Micheli is the Chief Executive Officer and Chairman of the board of Genextra and, in such capacity, Mr. Micheli may exercise voting control over the shares of Common Stock owned by Genextra. Mr. Micheli disclaims beneficial ownership with respect to any such shares, except to the extent of his pecuniary interest therein, if any.

Mr. Renzulli beneficially owns the 2,525,950 shares of Common Stock owned by Genextra.  Mr. Renzulli was appointed attorney in fact (procuratore speciale) of Genextra on June 15, 2022 and, in such capacity, Mr. Renzulli may exercise voting control over the shares of Common Stock owned by Genextra. Mr. Renzulli disclaims beneficial ownership with respect to any such shares, except to the extent of his pecuniary interest therein, if any.

(b)	Percent of class: 5.89%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0
	(ii)	Shared power to vote or to direct the vote 2,525,950[8]
	(iii)	Sole power to dispose or to direct the disposition of See item 6 of each cover page.
	(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

8 Voting decisions on behalf of Genextra S.p.A. may be made by its Chief Executive Officer, Mr. Francesco Micheli, or by its attorney in fact (procuratore speciale), Mr. Matteo Bruno Renzulli, on an individual basis.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 14, 2023

GENEXTRA S.P.A.

By:	/s/ Francesco Micheli
Name:	Francesco Micheli
Title:	Chairman and Chief Executive Officer

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 14, 2023

/s/ Francesco Micheli
Francesco Micheli

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 14, 2023

/s/ Matteo Bruno Renzulli
Matteo Bruno Renzulli

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of December 14, 2023, is by and among Genextra S.p.A., Francesco Micheli and Matteo Bruno Renzulli (collectively, the “Filers”). Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D and/or 13G with respect to shares of Common Stock, par value $0.001 per share, of Quince Therapeutics, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13D and/or 13G (and any amendments thereto) on behalf of each of the Filers, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

Each of the Filers agrees to be responsible for the timely filing of the Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein. This Joint Filing Agreement may be terminated by any of the Filers upon written notice.

This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 14 day of December, 2023.

GENEXTRA S.P.A

By:	/s/ Francesco Micheli
Francesco Micheli
Chairman and Chief Executive Officer

/s/ Francesco Micheli
Francesco Micheli

/s/ Matteo Bruno Renzulli
Matteo Bruno Renzulli